Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

Madeco Announces an Agreement with Corning regarding Optel Ltda.

(Santiago, Chile, April 4, 2005) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announces that on March 31st, 2005, in Río de Janerio, Brazil, MADECO S.A. and CORNING INTERNATIONAL CORPORATION ("Corning"), had reached an agreement in which Corning sold to the Company its 50% share of Optel Ltda. Optel is a Brazilian optical fiber producer in which both parties previously owned an equal 50% participation.

With that agreement both parties resolved the consequence from the arbitration suit between Corning and Madeco located in New York City at the American Arbitration Association. The arbitral decision provided for the termination of the Investment Agreement governing the joint venture and allowed the liquidation of Optel on Corning's request. The investment agreement was signed on June 12, 1999, between Madeco and Corning.

According to the new agreement, Corning transferred to Madeco all its social rights (50% of the total) at a nominal price of R$1 (one Brazilian Real), approximately Ch$220, through this value Madeco acquired 100% of Optel. In addition, Corning agreed a non-compete period of two-year in all the market where Optel participates.

Consequently, it was settled an agreement with the two main banks of Optel Ltda., on which 100% of the liabilities with the aforementioned banks were extinguished, equivalent to US$7.3 million, with discount, paying a total of US$2 million. Up to date, Optel Ltda. has total consolidated assets of US$10.5 million, approximately.

The agreement allows Madeco to avoid the liquidation of Optel, a Company holds 100% ownership of two of the four facilities in South America that produces optical fiber cables. Optel has two plants, one of them in Brazil (Río de Janeiro) and the other in Argentina (Buenos Aires). According to this, Madeco will be an important player in the optical fiber segment, specially in the markets were Madeco maintains industrial and commercial presence.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.